ETF INVESTING
GETTING SOPHISTICATED ABOUT CRUDE
UNIQUE ETFS TIED TO OIL PRICES BUT DON'T DIRECTLY OWN THE COMMODITY By John Spence, MarketWatch
Last Update: 9:40 PM ET Dec 10, 2006



BOSTON (MARKETWATCH) -- A NEW TYPE OF EXCHANGE-TRADED FUND TRACKS THE PRICE OF OIL FUTURES WITHOUT INVESTING IN THE COMMODITY ITSELF, AND THIS INNOVATIVE STRUCTURE COULD PAVE THE WAY FOR SIMILAR ETFS LINKED TO THE PRICE MOVEMENTS OF ANY ASSET FOR WHICH AN INDEX EXISTS.

Money manager Claymore Securities Inc. and partner MacroMarkets LLC recently listed two ETFs on the American Stock Exchange. They are issued as a closely linked pair, one for bullish investors and the other for bears. Each hold short-term Treasuries and cash, and pledge to compensate each other based on changes in the settlement price of the Nymex Division light sweet crude oil futures contract.

Claymore MacroShares Oil Up Tradeable Shares (UCR) is geared to rise in value when futures prices increase. Accordingly, it's tailored for investors who want to take a long, or bullish, position on oil.

Conversely, Claymore MacroShares Oil Down Tradeable Shares (DCR) is designed to make money when the price of black gold is falling, and can also be used as a hedge.

"We're not buying oil, but because we issue shares in pairs we can generate returns by pledging assets between the matching funds," said Greg Drake, managing director at Claymore Securities, in an interview. In other words, promising assets between the pair alters the ETFs' share prices to synthetically reflect oil's movement.

The new Claymore offerings provide a "user-friendly, widely-accessible way to get exposure to oil, which is obviously a very important part of the economy," said Yale University economics professor Robert Shiller, chief economist at MacroMarkets and the architect of the MacroShares concept.

"This is a new frontier for ETFs that allows investment in illiquid asset classes," added MacroMarkets Chief Executive Sam Masucci, noting that the firm has patented the MacroShares model. "Futures contracts aren't required with this structure," he said," which allows ETFs on anything that can be indexed."

LOOKING UNDER THE HOOD

The new Claymore offerings have complicated inner workings. When the initial up and down pairs were created, the corresponding shares were both priced at $60, which is about where the latest Nymex oil futures contract was recently trading. Claymore's Drake said the $60 initial price was a round number used for convenience, although the value of the securities will move based on changing oil prices.

To take an example, if the price of oil rises $3 in a day, the "down" shares pledge that amount plus any accrued income to the "up" shares. The down shares would drop in value to $57, and the up shares would rise to $63. If the price of oil drops, then the reverse would occur and the down shares would end up profiting, Drake explained.

The shares actually hold mainly short-term Treasuries, which provide a yield that's used to cover the funds' 1.6% expense ratio, and any leftover income is paid out to shareholders on a quarterly basis. The 1.6% expense ratio is very high for ETFs, which average fees of 0.43% of assets, according to investment researcher Morningstar Inc. Additionally, investors must pay broker commissions to buy and sell ETFs since they trade like stocks.

The MacroShares have a maturity of 20 years from the original offering date, but as with all ETFs investors can sell their shares throughout the trading day.

If investors hold the shares until maturity, they will receive a final distribution based on the ending value of the shares.

However, the shares can be terminated by Claymore earlier if oil prices show a big swing to the upside or downside. For example, if oil prices start at $60, the "down" shares would run out of assets if oil prices rose to $120. Put simply, assets are pledged until the well runs dry.

Yet Drake said if the shares move 85% away from their initial prices in either direction for three straight trading days, a termination is triggered. The shares then would distribute all assets back to shareholders at the end of the quarter, and Claymore would issue a new pair.

Therefore, investors in the Claymore MacroShares could lose most or all of their initial investment if oil prices move dramatically against them.

Drake said the Claymore MacroShares are created and redeemed like ETFs in blocks of 50,000 shares often called creation units.

The share blocks are created by exchange specialists and large institutions known as authorized participants. Individual shares then trade on exchanges between investors and traders, with the authorized participants charged with making orderly markets.

If there was more demand for the "up" or long shares than the down version (a bullish market for oil), Drake said the price of the MacroShares could be affected by market forces just like in the options and futures markets.
He said market makers try to balance inventory in the marketplace, but there could be premiums and discounts in the MacroShares based on significant excess demand for the up or down oil shares.

UNLIKE ITS COMPETITORS

The Claymore MacroShares are structured very differently from other oil-linked ETFs on the market such as U.S. Oil () , which invests in oil futures and "rolls" the contracts to maintain exposure.

Barclays Global Investors manages an "exchange-traded note" called iPath Goldman Sachs Crude Oil Total Return ETN (OIL) that uses a similar strategy. Meanwhile, PowerShares Dynamic Oil & Gas Services Portfolio (PXJ) invests in shares of publicly traded energy companies.

Commodity ETFs that use futures, such as U.S. Oil Trust, can produce either positive or negative "roll return" based on the relationship between spot prices and longer-dated futures contracts. Any capital gains are passed to investors and are taxed as 60% long-term gains and 40% short-term gains.

Sometimes, futures prices are lower than the spot price for a commodity, a condition known as "backwardation." In the opposite situation, called "contango," investors experience a negative roll yield because futures prices are higher than spot prices.

Claymore said its MacroShares won't experience either situation because they synthetically provide exposure to oil prices by pledging assets, and don't use futures. Gross income from the Treasuries is expected to be subject to federal income taxes, with any profits treated as capital gains. Claymore said shareholders are expected to receive 1099 Forms each calendar year from their broker.

The company said it expects to work with MacroMarkets to introduce similar products based on other asset classes, but that nothing has been filed yet with regulators.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.